September 12, 2018

Kosei Shindo
President
NIPPON STEEL & SUMITOMO METAL CORP
6-1, Marunouchi 2-chome,
Chiyoda-ku, Tokyo, 100-8071, Japan

       Re: NIPPON STEEL & SUMITOMO METAL CORP
           Amendment No. 1 to Draft Registration Statement on Form F-4 Submitted August 29, 2018
           CIK No. 0001140471

Dear Mr. Shindo:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-4

The Share Exchange
Valuation report of Nisshin Steel's Financial Advisor, page 32

1. We note your response to comment 3. We continue to object to the language on page B-4 in the Valuation Report that states that shareholders are not entitled to rely on the report and the disclosure on page 32 stating, "the Valuation Report was prepared for the sole use of the board . . . ." Please revise accordingly.
 Kosei Shindo
NIPPON STEEL & SUMITOMO METAL CORP
September 12, 2018
Page 2


Appendix E, page E-1

2. Please supplement your presentation of the unaudited consolidated financial information prepared under Japanese GAAP for the three months ended June 30, 2018, that was announced on August 2, 2018, to provide the information required by Instruction 3 to Item
         8.A.5. of Form 20-F.
        You may contact Tracey Houser (Staff Accountant) at 202-551-3736 or Terence O'Brien
(Accounting Branch Chief) at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Frank Pigott (Staff Attorney) at 202-
551-3570 or Jay Ingram (Legal Branch Chief) at 202-551-3397 with any other questions.



                                                             Sincerely,
FirstName LastNameKosei Shindo
                                          Division of Corporation Finance
Comapany NameNIPPON STEEL & SUMITOMO METAL CORP
                                          Office of Manufacturing and
September 12, 2018 Page 2                 Construction
FirstName LastName